April 8, 2019

Thomas L. Amell
President and Chief Executive Officer
Pioneer Bancorp, Inc.
652 Albany-Shaker Rd.
Albany, NY 12211

       Re: Pioneer Bancorp, Inc.
           Registration Statement on Form S-1
           Filed March 12, 2019
           File No. 333-230208

Dear Mr. Amell:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 12, 2019

Summary
Pioneer Bank, page 1

1. We note your disclosure that you purchase "certain" one- to four-family residential real estate loans through a relationship with a mortgage banking company. Please revise your
       Prospectus Summary to clarify that you outsource all of your residential mortgage loan origination, underwriting and closing to an unaffiliated third-party, the material terms of this agreement, and the degree to which these loans meet your own underwriting standards. Please further revise here and your penultimate risk factor on page 21 to quantify the percentage of your total loan portfolio that such loans represented as of December 31, 2018. Please also revise to identify the mortgage banking company in your prospectus and attach any related material agreements as exhibits if required by Item
 Thomas L. Amell
Pioneer Bancorp, Inc.
April 8, 2019
Page 2
      601(b)(10)(ii)(B) of Regulation S-K.
Business Strategy
Continue our emphasis on commercial lending, page 4

2. Please revise to balance your disclosure on your emphasis on commercial lending consistent with your disclosure on pages 57 and 60 that you increased your
      residential loans because management sought to "better balance the overall loan portfolio between commercial and non-commercial lending" in both the six months ended
      December 31, 2018 and fiscal year ended June 30, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Michael
Clampitt, Senior Counsel, at (202) 551-3434 with any questions.



                                                           Sincerely,
FirstName LastNameThomas L. Amell
                                                           Division of
Corporation Finance
Comapany NamePioneer Bancorp, Inc.
                                                           Office of Financial
Services
April 8, 2019 Page 2
cc:       Benjamin M. Azoff, Esq.
FirstName LastName